DENMARK BANCSHARES, INC.

EXHIBIT (11.1)

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,
	2008	2007	2006
Net income	$3,791,233	$3,310,155	$2,014,952
Weighted average shares outstanding	119,053	119,053	119,429
Net income per share	$31.84	$27.80	$16.87